UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-04721

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SPRINT RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SPRINT NEXTEL CORPORATION

2001 EDMUND HALLEY DRIVE

RESTON, VA 20191

SPRINT RETIREMENT SAVINGS PLAN

2005 ANNUAL REPORT

WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

SPRINT RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

The Employee Benefits Committee and Plan Participants

The Sprint Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Sprint Retirement Savings Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at year end) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/S/ KPMG LLP
KPMG LLP

Kansas City, Missouri

June 26, 2006

Report of Independent Registered Public Accounting Firm

The Employee Benefits Committee

Sprint Nextel Corporation

We have audited the accompanying statement of changes in net assets available for benefits of the Sprint Retirement Savings Plan (the Plan) for the year ended December 31, 2003. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the changes in the Plan’s net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

/S/ ERNST & YOUNG LLP
Ernst & Young LLP

Kansas City, Missouri

June 11, 2004

SPRINT RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(Thousands of Dollars)

	As of December 31:
	2005	2004
PLAN ASSETS

Investments at Fair Value	$3,040,501	$3,138,536

Receivables:
Unsettled securities sales	2,873	—
Employer and participant contributions	2,075	15
Other receivables	452	204
Accrued interest and dividend income	75	37

Total assets	3,045,976	3,138,792

PLAN LIABILITIES

Accrued expenses	25	—
Transfers payable	2,575	—
Other payables	558	368

Total liabilities	3,158	368

Net assets available for benefits	$3,042,818	$3,138,424

See Notes to Financial Statements.

SPRINT RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(Thousands of Dollars)

	For the Year Ended December 31:
	2005	2004	2003
Investment Income:
Interest on loans	$3,861	$3,823	$6,196
Dividends and investment interest	69,950	55,602	37,404
Net appreciation (depreciation) in the fair value of investments	(29,880)	708,670	368,745

Net investment income	43,931	768,095	412,345

Contributions—employer	36,029	21,213	64,496
Contributions—participants	176,358	193,921	191,956
Administrative fees	(88)	(57)	(41)
Benefits paid to participants (withdrawals)	(352,755)	(276,368)	(203,051)
Transfers, other	—	—	12
Inter-plan fund transfers (net)	919	1,268	200

Net increase (decrease)	(95,606)	708,072	465,917

Net Assets Available for Benefits:
Beginning of year	3,138,424	2,430,352	1,964,435

End of year	$3,042,818	$3,138,424	$2,430,352

See Notes to Financial Statements.

SPRINT RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005

1. DESCRIPTION OF THE PLAN

The following brief description of the Sprint Retirement Savings Plan (“the Plan”) provides only general information. For more complete information participants should refer to the Plan document and the Summary Plan Description, which can be obtained by calling the Employee Solutions Network at 800-697-6000.

General

On August 12, 2005, the Plan sponsor, Sprint Corporation, merged with Nextel Communications, Inc. (“Nextel”). As a result of the merger, Nextel became a subsidiary of Sprint Corporation, which changed its name to Sprint Nextel Corporation (“Sprint Nextel” or the “Company”).

The Plan is a defined contribution plan established by Sprint Nextel and, prior to the August 12, 2005 merger with Nextel, was adopted by substantially all of Sprint Corporation’s subsidiaries. The Plan includes a qualified cash or deferred arrangement as defined in section 401(k) of the Internal Revenue Code (“Code”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Upon its inception in 1984, the Plan was known as the United Telecom Savings Plan and consisted of the portion now referred to as the Savings Plus Account (“SPA”). Effective October 10, 1989, the United Telecommunications, Inc. Employee Stock Ownership Plan, now referred to as the TRASOP Account, was merged into the Plan. The TRASOP account is a defined contribution plan that invests in common stock of the Company. The Plan became known as the Sprint Retirement Savings Plan (“SRSP”) effective January 1, 1994. Effective November 1, 2000, that part of the Centel Employee Stock Ownership Plan (“CESOP”) related to non-bargaining unit employees was merged into the Plan.

Under the Plan, separate plan provisions relate solely to the SPA, the TRASOP Account and the CESOP Account.

The following information pertains only to the SPA:

Eligibility—SPA

Participation in the Plan is voluntary. Individuals employed by one of the Company’s subsidiaries on a regular, full-time basis and who are not represented by a collective bargaining unit are eligible to participate immediately. If an individual is not a permanent full-time employee, the employee is eligible to participate after completing one year of service in which the employee has worked at least 1,000 hours.

Contributions—SPA

Participants may contribute up to 50% of their eligible pay to a pre-tax account. Pre-tax participant contributions may not exceed annual limitations defined in the Code of $14,000 for the 2005 plan year, $13,000 for the 2004 plan year and $12,000 for the 2003 plan year. The percentage that may be contributed by participants who meet the definition of a highly compensated employee as defined in the Code is periodically recalculated in order to maintain compliance with the nondiscrimination provisions of the Code. Subject to certain limitations and restrictions, the Plan permits participants to make rollover contributions from other plans qualified under Section 401 of the Code.

The Company makes a matching contribution to the Plan in an amount which, together with forfeitures of the Company contribution due to individual participants not meeting the vesting guidelines (see the section below titled ‘Vesting-SPA’), equals 25% of the first 6% of a participant’s eligible pay contributed by a

SPRINT RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005

participant. Prior to July 1, 2003, the Company match was a minimum of 50% of the first 6% of a participant’s eligible pay. Contributions in excess of 6% of each participant’s eligible pay are not matched by Company contributions. Company contributions are made in Sprint Nextel common stock with a market value equal to the Company contribution requirement.

In February 2004, Sprint Corporation’s board of directors decided to recombine the FON and PCS tracking stocks and return to a single common stock. As a result, on April 23, 2004, each share of PCS stock automatically converted to 0.50 shares of FON stock. Concurrently, the Sprint FON Stock Fund and the Sprint PCS Stock Fund were combined. Since that date, Company contributions are made only in Sprint Nextel common stock to the Company Stock Fund.

Prior to the recombination of FON and PCS common stock effective April 23, 2004, the allocation of the Company matching contribution between FON and PCS shares was subject to change quarterly based on the relative market capitalization of FON and PCS common stocks. From January 1 to April 23, 2004, the Company matching contribution was invested 74% in FON stock and 26% in PCS stock. During the 2003 plan year, the Company matching contribution invested in FON stock ranged from 69% to 81% and the Company matching contribution invested in PCS stock ranged from 31% to 19%.

The Plan provides that the Company may make an optional additional Company contribution. The amount of this additional contribution, if any, is based on an annual comparison of the Company’s common stock performance with the performance of the Dow Jones Total Market Telecom Index. The total amount contributed by the Company under this provision is the product of the additional contribution percentage multiplied by the amount contributed by participants. Participant contributions in excess of 6% of eligible pay are not included in this calculation. Based on this provision, for the 2005 Plan year the Company made an additional contribution of 5% of participants’ contributions, up to 6% of their eligible pay. No additional Company contributions were made for the 2004 and 2003 Plan Years.

Participants may choose to receive annual taxable dividend payments on vested Company matching contributions and pre-2002 employee contributions to the Company Stock Fund.

Beginning in 2002, eligible participants were allowed to make catch-up contributions. To be eligible to make catch-up contributions, a participant must be age 50 by the end of the applicable plan year and must contribute the maximum elective contribution for that plan year. The pre-tax catch-up contribution limit was $4,000 for the 2005 plan year, $3,000 for the 2004 plan year and $2,000 for the 2003 plan year.

Investment Funds—SPA

Participants may direct their contributions into any of 29 actively or passively invested funds, which include a Money Market Fund, four Fixed Income funds, an Emerging Market Debt Fund, three Small Capitalization stock funds, two Mid-capitalization stock funds, three Large Capitalization Growth Stock funds, two Large Capitalization Value Stock funds, a Large Capitalization Blended stock fund, five International and Emerging Market stock funds, an S&P 500 Index fund, the Company Stock fund, and five pre-mixed portfolio investment options. The pre-mixed portfolios range from the Conservative Growth Portfolio with an 80%/20% mix of bonds/stocks to the Aggressive Growth Portfolio with 100% stocks.

Participants may, at their discretion, alter the array of funds in which their payroll contributions are invested. Participants may also execute a transfer of funds on any day the New York Stock Exchange is open. Daily fund exchanges in the Company stock fund are limited to participant contributions and the diversification provisions for Company matching contributions described below.

SPRINT RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005

Other limitations on transfers between funds apply in certain circumstances.

Effective January 1, 2004, participants may diversify their Company matching contributions as follows:

•	For Company matching contributions made prior to January 1, 2004, 20% of the Company matching contributions balance may be diversified and transferred each year to other investment options in the Plan.

•	Company matching contributions made on or after January 1, 2004, may be diversified beginning on the last day of the third year after the year the contributions are made. For example, Company matching contributions made in 2004 may be diversified beginning on December 31, 2007.

In addition, effective January 1, 2004, all employees age 55 or older may choose to fully diversify all Company matching contributions once each year. The previous age requirement was 60.

Concentration of Risk—SPA

At December 31, 2005 and December 31, 2004, a portion of the Plan’s assets were in shares of Sprint Nextel common stock. The value of this common stock is subject to fluctuations related to corporate, industry, economic and market factors. At year-end 2005 and 2004, Sprint Nextel common stock closed at $23.36 per share and $24.85 per share, respectively. The Plan’s other investment options include a variety of stocks, bonds, mutual funds, and other securities. Investment securities subject participants to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is likely that changes in the values of investment securities will occur in the near term and that such changes could adversely affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Vesting—SPA

Participants are 100% vested in their participant contribution accounts at all times.

The vesting of Company matching contributions is based on a graded vesting schedule which is: 20% vested after two years of service, 40% vested after three years of service, 60% vested after four years of service and 100% vested after five years of continuous service with the Company. If a participant’s employment with the Company terminates, the participant has unvested amounts in the Plan and the participant is rehired by the Company as an employee within five years from the termination date, that participant can return to the same point in the vesting schedule as at the time of employment termination if the participant maintained their account balance in the Plan the entire time they were not employed by the Company. Also, if a participant left the Company while participating in the Plan, received a distribution of their vested amount which was less than the full amount, and is rehired, any Company matching contributions the participant forfeited will be restored if the participant repays to their account in the Plan the full amount of their previous distribution no later than five years after the date the distribution was made.

Earlier vesting may occur if, while an employee of the Company, a participant (1) attains age 65, (2) incurs a permanent and total disability, or (3) dies. Special rules may provide for more rapid vesting to certain participants under vesting schedules of prior Plans.

Withdrawing participants who do not meet these vesting guidelines forfeit the non-vested portion of the Company contribution. At December 31, 2005, 2004 and 2003, forfeited non-vested accounts totaled $4,664,000, $489,000 and $1,183,000, respectively. These forfeited accounts can be used to reinstate forfeited balances for

SPRINT RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005

rehired employees and to pay reasonable and approved Plan expenses, including to reduce future Company contribution requirements. In 2005, 2004 and 2003, forfeited non-vested amounts of $11,000, $11,615,000 and $4,064,000, respectively, were used to reduce Company contributions.

Withdrawals—SPA

Participants may withdraw the vested value of their account when they retire, terminate employment with the Company, reach age 59 1/2, meet “hardship” requirements defined in the Code, or become permanently and totally disabled. In-service withdrawals may also be made from the after-tax portion of their account and the vested portion of their Company contribution account that has been held by the Plan for two full calendar years following the year of contribution. These withdrawals may not be made more often than twice per year. The minimum in-service withdrawal is the lesser of $1,000 or 50% of the maximum amount that may be withdrawn.

Participant Loans—SPA

Participants may borrow up to the lesser of (1) one-half of the total value of their vested account balance, (2) $50,000 reduced by the highest outstanding balance of the participant’s loan from the Plan during the one year period ending on the date the loan is made, or (3) the total value of their pre-tax account. The minimum loan is $1,000.

Participants may have no more than two loans outstanding from the Plan at a time. Amounts borrowed by participants must be repaid within 5 years and no sooner than 6 months. In the event that the proceeds of the loan are used to acquire a participant’s principal residence, the maximum repayment period may be as much as 25 years. Loans are secured by the balances in the participant’s accounts. The interest rate charged on loans is set by Sprint Nextel’s Employee Benefits Committee. As of December 31, 2005 outstanding loans were being charged interest rates between 4.0% and 12.12%.

Participant Accounts—SPA

A separate account is maintained for each participant in the Plan. Each participant’s account is adjusted for (a) Company contributions on behalf of the participant, (b) the participant’s contributions to the Plan, including rollover contributions, (c) the participant’s share of any investment income or loss, (d) withdrawals, (e) loans, and (f) forfeitures of Company contributions due to the participant’s withdrawal.

The following information pertains to the TRASOP account:

Eligibility—TRASOP

Individuals employed by the Company or one of its participating subsidiaries during 1976 through 1986 were eligible to receive Company contributions for such years, provided they had completed one year of continuous employment on or before the end of a plan year and they were still employed by the Company at the end of such year.

Contributions—TRASOP

Effective January 1, 1987, concurrent with the effective date of the Tax Reform Act of 1986, contributions to the TRASOP account were discontinued. The Company does not intend to make any additional contributions unless favorable tax incentives supporting such contributions become incorporated into future law. For certain plan years, the TRASOP allowed eligible participants to make after-tax contributions.

SPRINT RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005

Investment Fund—TRASOP

Plan assets are invested solely in Sprint Nextel common stock except for amounts necessary to meet anticipated administrative expenses and distributions.

Vesting—TRASOP

Participants are 100% vested in shares of Sprint Nextel common stock allocated to their accounts at all times.

Withdrawals—TRASOP

Participants may withdraw their entire TRASOP account balance while an active employee of the Company and may also withdraw their entire TRASOP account balance upon termination of employment, death, retirement, total and permanent disability, or termination of the Plan.

Participant Accounts—TRASOP

A separate account is maintained for each participant in the TRASOP. Each participant’s account is adjusted for (a) the participant’s share of any investment income or loss on the Sprint Nextel common stock, and (b) withdrawals.

The following information pertains to the CESOP account:

Effective November 1, 2000, that part of CESOP relating to non-bargaining employees was merged into the Plan and that part of CESOP relating to bargaining unit employees was merged into the Centel Retirement Savings Plan for Bargaining Unit Employees.

Eligibility/Contributions—CESOP

During the period January 1, 1975, through December 31, 1986, Employees of Centel Corporation and its subsidiaries were eligible to participate in the CESOP. Centel Corporation made all contributions to the CESOP through December 31, 1986. Effective January 1, 1987, concurrent with the effective date of the Tax Reform Act of 1986, contributions to the CESOP ceased.

Investment Fund—CESOP

Plan assets are invested solely in Sprint Nextel common stock except for amounts necessary to meet anticipated administrative expenses and distributions.

Vesting—CESOP

Participants are 100% vested in their account balances at all times.

Withdrawals—CESOP

Participants may withdraw their entire CESOP account balance while an active employee of the Company and may also withdraw their entire CESOP account balance upon termination of employment, retirement, death, total and permanent disability, or upon termination of the Plan.

Participant Accounts—CESOP

A separate account is maintained for each participant in the CESOP. Each participant’s account is adjusted for (a) the participant’s share of any investment income or loss on the Sprint Nextel common stock, and (b) withdrawals.

SPRINT RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005

The following information pertains to SPA, TRASOP and CESOP accounts:

Dividends

Dividends earned on shares held in the SPA, TRASOP and CESOP Company Stock Funds are reinvested quarterly in the applicable Company Stock Fund, unless the participant elects to receive the dividends in cash, which is distributed annually.

Administration and Plan Expenses

The Plan is administered by the Sprint Nextel Employee Benefits Committee. Administrative and investment expenses of the SPA and CESOP are expenses of the Plan, and except to the extent paid by the Company, are paid out of the trust. Certain administrative charges for review of domestic relations orders are borne by the participant submitting the domestic relations order. The Company may recover TRASOP administrative costs from the Plan, directly or by reduction of TRASOP dividends, subject to limitations provided in the Code and the Plan.

The Plan reimbursed the Company for TRASOP administrative expenses of $23,000 for 2003. No reimbursement was made by the Plan in 2005 and 2004.

The Employee Benefits Committee is the named fiduciary of the Plan and has responsibility for the administrative and financial activities of the Plan.

Termination

Although the Company has not expressed an intention to terminate the Plan, it reserves the right to amend or terminate the Plan at any time. Should the entire Plan terminate, the accounts of all participants will become non-forfeitable as of the date of termination.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies of the Plan:

Valuation of Investments

Investments of the Plan are valued at fair value. The fair value of Sprint Nextel common stock is based on the value of the last reported sale in the active market in which the stock is traded on the last business day of the year. The equity mutual funds and bond mutual funds are valued at the redemption price on the last business day of the year. The fair value of the short term investments is estimated at cost plus accrued interest. Loans to participants are valued at their principal balance.

Interest and Dividend Income

Dividend income is recorded on the ex-dividend date. Income from the investments is recorded as earned on an accrual basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from these estimates.

SPRINT RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005

Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated June 12, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of this determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Withdrawals

Withdrawals are recorded at the fair value of the assets on the date of distribution.

3. INVESTMENTS

The Plan’s investments are held by the Fidelity Management Trust Company of Boston, Massachusetts, as trustee.

The following table presents the Plan investments that represent 5% or more of the Plan’s net assets available for benefits.

	As of December 31:
	2005	2004
	(Thousands of Dollars)
Investments at Fair Value as Determined by Quoted Market Price:

Sprint Nextel Corporation—SPA: Company Stock Fund	$1,071,874	$1,271,825
Sprint Nextel Corporation: TRASOP Stock fund	*	161,012
Fidelity Magellan Fund, Inc.	372,016	394,934
Fidelity Equity Income Fund, Inc.	214,356	216,883
PIMCO Separately Managed I Account	221,821	232,722

*	The fair value of this investment was less than 5% of the Plan’s net assets at December 31 of the respective year.

SPRINT RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005

During 2005, 2004 and 2003, the Plan’s investments (including investments purchased, sold and held during the year) appreciated (depreciated) in value as follows:

	For the Year Ended December 31:
	2005	2004	2003
	(Thousands of Dollars)
Net Realized and Unrealized Appreciation (Depreciation) in Value

Common stock:
Sprint Nextel Corporation—SPA: Company Stock Fund	$(70,699)	$547,703	$—
Sprint Nextel Corporation—SPA: FON Stock Fund	—	—	69,092
Sprint Nextel Corporation—SPA: PCS Stock Fund	—	—	56,093
Sprint Nextel Corporation: TRASOP Stock fund	(8,928)	62,345	14,179
Sprint Nextel Corporation: CESOP Stock Fund	(371)	2,575	586

Equity funds	35,337	67,287	193,562
Equity index fund	6,756	11,793	17,237
Bond mutual funds	3,267	11,123	12,241
Other investments	4,758	5,844	5,755

Total Appreciation (Depreciation)	$(29,880)	$708,670	$368,745

4. NON-PARTICIPANT-DIRECTED INVESTMENTS

The SPA Company Stock Fund (formerly the FON Stock Fund and PCS Stock Fund) includes both participant-directed and non-participant directed amounts. Information regarding the changes in net assets related to this fund is as follows:

	For the Year Ended December 31:
	2005	2004	2003
	(Thousands of Dollars)
Investment Income:
Interest on loans	$975	$984	$1,202
Dividends and investment interest	14,153	22,950	15,866
Net appreciation (depreciation) in the fair value of investments	(70,699)	547,703	125,185

Net investment income (loss)	(55,571)	571,637	142,253

Contributions—employer	32,121	23,175	65,115
Contributions—participant	26,618	30,880	34,976
Administrative fees	(19)	(13)	(8)
Benefits paid to participants (withdrawals)	(131,787)	(96,694)	(51,412)
Inter-plan fund transfers (net)	261	551	43
Intra-plan fund transfers (net)	(69,032)	(58,582)	(13,395)

Net increase (decrease)	(197,409)	470,954	177,572

Net Assets Available for Benefits:
Beginning of year	1,271,739	800,785	623,213

End of year	$1,074,330	$1,271,739	$800,785

SPRINT RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005

Of the above net assets, the portion representing non-participant-directed investments is as follows:

	As of December 31:
	2005	2004	2003
	(Thousands of Dollars)
Net Assets:
Sprint Nextel Corporation—SPA:
Company Stock Fund	$683,827	$794,114	$—
FON Stock Fund	—	—	410,271
PCS Stock Fund	—	—	105,188

5. RELATED PARTY TRANSACTIONS

Company contributions are made directly to the Company Stock Fund and prior to April 24, 2004 were made to both the FON and PCS Stock Funds. Participants also may elect to direct a percentage of their contribution to the Company Stock Fund. Combined contributions to the Company Stock Fund approximated $59 million in 2005 and $54 million in 2004. In 2003, these contributions to the separate FON and PCS Stock Funds approximated $62 million and $38 million, respectively.

6. LEGAL PROCEEDINGS

In 2003, certain participants in the Plan and in the Sprint and Centel Retirement Savings Plans for Bargaining unit Employees filed suit in the U. S. District Court for the District of Kansas against Sprint Nextel, the committees that administer these plans, the plan trustee, and various current and former officers and directors of Sprint Nextel. The consolidated lawsuit alleges that defendants breached their fiduciary duties to the plans and violated ERISA by making the matching contributions in Sprint Nextel common stock and by including Sprint Nextel common stock among the investment options offered to plan participants. The lawsuit seeks to recover any decline in the value of the FON and PCS tracking stocks during the class period. A settlement agreement has been filed with the court and is subject to final court approval. The settlement calls for certain changes to be made to the plans, the vesting of certain amounts of Sprint Nextel common stock in the accounts of certain former employees and the distribution of $4 million in cash to former employees who no longer have accounts in the plans.

7. SUBSEQUENT EVENTS

•	Effective January 1, 2006, the Plan name changed to the Sprint Nextel 401(k) Plan. Effective January 1, 2006, the Nextel 401(k) Savings Plan (the “Nextel Plan”) was merged into the Plan and eligible employees of Nextel and its subsidiaries who participated in the Nextel Plan became eligible to participate in the Plan. Participant account balances in the Nextel Plan were transferred to the Plan effective January 1, 2006. The total market value of these transfers approximated $449 million.

•	On August 12, 2005, Sprint Nextel acquired US Unwired, Inc. Effective January 1, 2006, the US Unwired Savings Security and Profit Sharing Plan (the “USU Plan”) was merged into the Plan and eligible employees of US Unwired Inc. and its subsidiaries who participated in the USU Plan became eligible to participate in the Plan. Participant account balances in the USU Plan were transferred to the Plan effective January 1, 2006. The total market value of these transfers into the Plan approximated $9 million.

•	Effective January 1, 2006, Sprint Nextel established the Sprint Retirement Savings Plan for the Local Telecommunications Division (the “LTD Plan”), which covers employees and designated employees of

SPRINT RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005

the Local Telecommunications Division who are no longer eligible to participate in the Plan. Account balances for employees and designated employees of the Local Telecommunications Division were transferred to the LTD Plan effective January 1, 2006. The total market value of these transfers approximated $796 million. Effective May 17, 2006, Sprint Nextel spun-off to its shareholders its wholly-owned subsidiary, Embarq Corporation, which operates the assets comprised of Sprint Nextel’s local telecommunications business prior to the spin-off. In conjunction with this spin-off, the sponsor of the LTD Plan changed from Sprint Nextel to Embarq Corporation.

•	Effective January 1, 2006, the Plan was amended to provide a matching contribution equal to 100% of a participant’s contribution to the Plan, up to a maximum of 5% of the participant’s eligible compensation each payroll period. All Company matching contributions made after December 31, 2005 are 100% vested.

•	Effective January 1, 2006, the Plan was amended to provide that Sprint Nextel common stock is no longer offered as an investment alternative for additional contributions or exchanges and the Company matching contribution is no longer made in Sprint Nextel common stock.

•	Effective May 17, 2006, the Plan was amended to permit participants to fully diversify their Company matching contributions regardless of when the contributions were made or the participant’s age.

SUPPLEMENTAL SCHEDULE

SPRINT RETIREMENT SAVINGS PLAN

EIN: 48-0457967

Plan #004

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of Issue	Cost	Current Value
	(Thousands of Dollars)
Common Stock Funds:
Sprint Nextel Corporation—SPA: Company Stock Fund **	$1,045,519	$1,071,874
Sprint Nextel Corporation: TRASOP Stock Fund **	79,306	129,893
Sprint Nextel Corporation: CESOP Stock Fund **	4,203	5,722

Total Common Stock Funds	1,129,028	1,207,489

Equity Funds:
Fidelity Magellan Fund, Inc. **	232,246	372,016
Fidelity Equity Income Fund, Inc. **	142,152	214,356
Fidelity OTC Portfolio Fund, Inc. **	70,721	80,628
Fidelity Overseas Fund, Inc. **	46,200	73,638
Fidelity Dividend Growth Fund, Inc. **	86,226	115,039
Capital Guardian International Equity Fund	7,580	13,170
Capital Guardian Emerging Market Equity Fund	12,299	21,913
Jennison Associates LLC Separately Managed Account	9,246	15,322
Harris Associates, L.P. Separately Managed Account	6,644	9,442
Wall Street Associates Separately Managed Account	6,520	10,766
American Century Equity Income Fund	32,285	44,420
DFA U.S. Small-Cap Value Portfolio	53,118	76,895
GMO Global Equity Allocation	11,796	19,541
Harbor Midcap Growth I	23,130	32,687

Total Equity Mutual Funds	740,163	1,099,833

Equity Index Funds:
NTGI Russell 2000 Index Fund	19,607	28,885
NTGI EAFE Index Fund	7,882	11,791
NTGI S&P 500 Equity Index Fund	60,960	88,389

Total US Stock Index Funds	88,449	129,065

Bond Mutual Funds:
PIMCO High Yield Fund	15,185	21,773
PIMCO Foreign Bond Fund	7,383	10,051
GMO Emerging Country Debt Share Fund	42,112	53,524
PIMCO Separately Managed I Account	140,626	221,821
PIMCO Separately Managed B Account	54,260	82,083

Total Bond Mutual Funds	259,566	389,252

Short-Term Investments:
NTGI Short-term	28,564	39,013
Fidelity Retirement Market Account **	254	254

Total Short-Term Investments	28,818	39,267

Other Investments:
Conservative Growth Portfolio	4,508	6,663
Moderate Growth Portfolio	8,025	12,456
Balanced Growth Portfolio	18,365	28,751
High Growth Portfolio	13,792	20,669
Aggressive Growth Portfolio	14,895	21,863

Total Other Investments	59,585	90,402

Participant Loans **	85,193	85,193

Total Investments	$2,390,802	$3,040,501

**	Indicates party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Sprint Retirement Savings Plan

	By:	/S/ ELLEN PETROCCI
Ellen Petrocci
Date: June 26, 2006		Employee Benefits Committee

EXHIBIT INDEX

Exhibit Number
23-(a)	Consent of KPMG LLP, Independent Registered Public Accounting Firm

23-(b)	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm